UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           GOLD BANC CORPORATION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379907108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                David H. Kaufman
--------------------------------------------------------------------------------
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212)- 468-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 2005
--------------------------------------------------------------------------------
            (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.
[-]

--------------------------------------------------------------------------------
  CUSIP No. 379907108             13D                      Page 2 of 9 Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Dolphin Limited Partnership I, L.P. 06-1567782
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             1,761,297 (See Item 5(b) of this Schedule 13D)
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        0
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        1,761,297 (See Item 5(b) of this Schedule 13D)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,761,297 (See Item 5(b) of this Schedule 13D)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     4.61%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 379907108             13D                      Page 3 of 9 Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Dolphin Financial Partners, L.L.C.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             1,761,297 (See Item 5(b) of this Schedule 13D)
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        0
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        1,761,297 (See Item 5(b) of this Schedule 13D)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,761,297 (See Item 5(b) of this Schedule 13D)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     4.61%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

                     AMENDMENT NO. 1 (FINAL) TO SCHEDULE 13D

         This Amendment amends the Schedule 13D, dated April 28, 2005 (the "Schedule 13D"), filed by Dolphin Limited Partnership I, L.P., a Delaware limited partnership ("Dolphin I") and Dolphin Financial Partners, L.L.C., a Delaware limited liability company ("Dolphin Financial"), with respect to the Common Stock, $.01 par value (the "Common Stock") of Gold Banc Corporation, Inc. (the "Issuer"). Notwithstanding this Amendment, the Schedule 13D speaks as of its respective dates. Dolphin I and Dolphin Financial (collectively referred to herein as the "Reporting Persons") are making a joint filing with respect to the Issuer's shares because they constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). The agreement between the Reporting Persons to file jointly is attached as Exhibit 1 to the Schedule 13D. Information with respect to each Reporting Person is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Item 3.       Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and restated in its entirety as follows:

         "All purchases of Common Stock were made in the open market and were funded by working capital. The amount of the funds expended by Dolphin I to acquire beneficial ownership of the Common Stock was $14,666,505, inclusive of commissions and execution related costs. The amount of the funds expended by Dolphin Financial to acquire beneficial ownership of the Common Stock was $14,366,398, inclusive of commissions and execution related costs."

Item 4.       Purpose of Transaction

         The Reporting Persons are continuing to evaluate the Issuer's operating results and achievements, as well as market and industry conditions and may change their current investment posture, acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares of the Issuer beneficially owned by them. Although the Reporting Persons have not determined a course of action with respect to the Issuer, the Reporting Persons may take any other action with respect to the Issuer or any of its securities in any manner permitted by law. At this time, the Reporting Persons have no intention of taking any action that would subject the Reporting Persons to regulation under the Bank Holding Company Act.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer

         Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety by the following:

         "(a) The Reporting Persons beneficially own an aggregate of 1,761,297 shares of Common Stock, by virtue of Dolphin I's ownership of 883,188 shares of Common Stock and Dolphin Financial's ownership of 878,109 shares of Common Stock. The aggregate amount deemed beneficially owned by the Reporting Persons represents approximately 4.61% of the issued and outstanding shares of Common Stock of the Company. This percentage is based upon 38,205,194 shares of Common Stock reported outstanding as of November 4, 2005 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005."

         "(c) Except as set forth on Schedule 1 hereto, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days."

         "(e) As of November 11, 2005, the Reporting Persons no longer own 5.0% or more of the Issuer's Common Stock. Accordingly, this Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is amended by inserting the following paragraph at the end thereof:

         "The Reporting Persons sent a letter to the Issuer, dated November 11, 2005, a copy of which is attached hereto as Exhibit 2."

Item 7.       Material to be Filed as Exhibits

         The list of Exhibits in Item 7 of the Schedule 13D is amended by inserting the following additional reference:

         "Exhibit 2        Letter, dated November 11, 2005, from the Reporting
Persons to the Issuer"

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2005

                           Dolphin Limited Partnership I, L.P.

                              By: Dolphin Associates, LLC, its general partner

                                BY: Dolphin Holdings Corp., its managing member,

                                  By: /s/ Donald T. Netter
                                     -------------------------------------------
                                  Name: Donald T. Netter
                                  Title: Senior Managing Director



                           Dolphin Financial Partners, L.L.C.

                                   By: /s/ Donald T. Netter
                                      ------------------------------------------
                                   Name: Donald T. Netter
                                   Title: Sole Member

                                    EXHIBIT 2

                                                               November 11, 2005

Via Facsimile and Federal Express

Mr. Malcolm M. Aslin
President/CEO
Gold Banc Corp Inc.
11301 Nall Avenue
Leawood, KS 66211

Dear Mick:

I appreciate the opportunity to have spoken with you on November 10, 2005, after the announcement that Gold Banc Corp. ("GLDB" or "the Company") had entered into a definitive agreement to be acquired by Marshall & Ilsley ("M&I") for $18.50 per share in stock and cash. Upon initial review of the proposed transaction it appears to be fair to both GLDB and M&I shareholders. We will provide our further thoughts to you upon completion of our review of the merger agreement.

As you know, Dolphin has been a long-time significant and supportive shareholder of GLDB. As indicated in our Schedule 13-D, filed April 28, 2005, we had believed that GLDB was undervalued and represented an attractive investment opportunity, especially in light of your team resolving the legacy issues inherited from prior management and the operational improvements that appeared to be underway. While we would have been happy to continue to remain a sizable long-term GLDB shareholder, we recognize that combining with a larger industry operator may provide a more compelling result for shareholders, employees, customers and the communities of both institutions.

Although we will be filing an amendment to our Schedule 13-D indicating that we have modestly reduced our stake in GLDB to below 5%, we look forward to becoming long-term shareholders of M&I upon consummation of the merger. We greatly appreciate the strong results that you and your management team have achieved for all GLDB shareholders and, are pleased that, as publicly indicated, you will be joining the board of M&I.

We're thankful for your and the board's efforts and we wish you and your capable management team the best going forward.

                                                       With kindest regards,

                                                       /s/ Brett J. Buckley
                                                       --------------------
                                                       Brett J. Buckley
                                                       Managing Director

BJB:lb

cc:      Donald T. Netter
Senior Managing Director

                                   SCHEDULE 1

      All shares of Common Stock were purchased or sold in the open market

                 Common Stock Beneficially Acquired or Sold by
                      Dolphin Limited Partnership I, L.P.


    Date       Number of Shares(1)    Price Per Share (2)           Cost (2)
    ----       -------------------    -------------------           --------

    09/20/05                1,000               14.7800              14,780.00
    09/21/05                1,650               14.7800              24,387.00
    09/22/05                7,350               14.7060             108,089.10
    09/23/05                2,400               14.7000              35,280.00
    09/27/05                6,000               14.7279              88,367.40
    09/29/05                2,600               14.6907              38,195.82
    09/30/05                1,500               14.7982              22,197.30
    10/05/05                (160)               15.0800               2,412.80
    10/11/05                2,200               14.8000              32,560.00
    10/19/05              (3,100)               15.2408              47,246.48
    11/10/05             (12,500)               17.7700             222,125.00
    11/10/05             (16,250)               17.7875             289,046.87
    11/10/05              (1,250)               17.7800              22,225.00
    11/11/05             (43,953)               17.7351             779,510.85
    11/11/05             (25,000)               17.7861             444,652.50
    11/11/05              (6,047)               17.7351             107,244.15


(1) Numbers in parentheses represents sales. Accordingly, in such cases, Price per share and Cost represent sales price per share and total sales price, respectively.

(2)   Includes Commissions

Common Stock Beneficially Acquired or Sold by Dolphin Financial Partners, L.L.C.

    Date      Number of Shares(1)    Price Per Share (2)        Cost (2)
    ----      -------------------    -------------------        --------

    09/20/05             1,000               14.7800            14,780.00
    09/21/05             1,650               14.7800            24,387.00
    09/22/05             7,350               14.7260           108,236.10
    09/23/05             1,600               14.7000            23,520.00
    09/27/05             4,000               14.7279            58,911.60
    09/29/05             1,700               14.6907            24,974.19
    09/30/05             1,000               14.7982            14,798.20
    10/05/05             (240)               15.0800             3,619.20
    10/11/05             1,400               14.8000            20,720.00
    10/19/05           (3,100)               15.2408            47,246.48
    11/10/05          (12,500)               17.7700           222,125.00
    11/10/05          (16,250)               17.7875           289,046.87
    11/10/05           (1,250)               17.7800            22,225.00
    11/11/05          (40,000)               17.7351           709,404.00
    11/11/05          (25,000)               17.7861           444,652.50
    11/11/05          (10,000)               17.7351           177,351.00



(1) Numbers in parentheses represents sales. Accordingly, in such cases, Price per share and Cost represent sales price per share and total sales price, respectively.

(2)   Includes Commissions